October 17, 2008

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide VL Separate Account - G Nationwide Life and Annuity Insurance Company SEC File No. 333-146650

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Flexible Premium Variable Universal Life Insurance Policies to be issued by Nationwide VL Separate Account-G (the “Variable Account”), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on Monday, October 20, 2008.

The undersigned is officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Stephen M. Jackson at (614) 677-8212 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ Terry C. Smetzer
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

October 17, 2008

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-4644

Subject:	Nationwide VL Separate Account - G Nationwide Life and Annuity Insurance Company SEC File No. 333-146650

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life and Annuity Insurance Company for itself and on behalf of its Nationwide VL Separate Account-G (the “Variable Account”) respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on Monday, October 20, 2008.

The undersigned is an officer of Nationwide Life and Annuity Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Stephen M. Jackson at (614) 677-8212 should you have questions.

Very truly yours,

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

/s/ Ellen L. Cathey
Ellen L. Cathey
Senior Vice President

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products